PROSPECTUS SUPPLEMENT

(To Prospectus dated July 16, 2001)

Filed Pursuant to Rule 424(b)(5)
File No. 333-64880

$100,000,000

PPL Electric Utilities Corporation

4.30% Senior Secured Bonds Due 2013

Interest payable June 1 and December 1

Our Senior Secured Bonds, 4.30% Series due 2013 (the “Offered Bonds”), constitute a series of our Debt Securities described in the accompanying prospectus. Interest on the Offered Bonds will be payable on June 1 and December 1, commencing December 1, 2003. The Offered Bonds will mature on June 1, 2013, unless redeemed on an earlier date. The Offered Bonds are redeemable at our option, in whole at any time or in part from time to time, as described herein. See “Description of the Offered Bonds—Redemption”.

The Offered Bonds will initially be secured as described in this prospectus supplement and in the accompanying prospectus. The lien of the indenture under which the Offered Bonds will be issued may be released in certain circumstances and subject to certain conditions, including a condition that we provide confirmations from certain nationally recognized statistical rating organizations that, at the time of release, the release will not cause a reduction in the credit ratings on the Offered Bonds below specified ratings described in the accompanying prospectus. Upon any such release, the Offered Bonds will cease to be secured and will become our unsecured general obligations. At such time, we will be subject to certain restrictions on our ability to issue secured debt. See “Description of the Offered Bonds—Security; Release and Discharge of Lien” herein and “Description of the Debt Securities—Security  —Discharge of Lien; Release Date” in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the accompanying prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Underwriting Discount	Proceeds, Before Expenses, to Us(1)
Per Offered Bond. . . . .	99.452%	0.650%	98.802%
Total. . . . . . . . . . . . . . .	$99,452,000	$650,000	$98,802,000

(1)	Plus accrued interest, if any, from the date of issuance.

The underwriters expect to deliver the Offered Bonds to the purchasers in book-entry form through the facilities of The Depository Trust Company on or about May 23, 2003.

Sole Book-Running Manager

Banc One Capital Markets, Inc.

Joint Lead Manager

Barclays Capital

Morgan Stanley	Wachovia Securities

The date of this prospectus supplement is May 20, 2003

You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date after the date of this prospectus supplement.

PPL Electric Utilities Corporation (“PPL Electric”) is a Pennsylvania corporation. Our principal executive offices are located at Two Ninth Street, Allentown, Pennsylvania 18101-1179 and our telephone number at that address is (610) 774-5151. Information about PPL Electric is available on the website of our parent company, PPL Corporation. PPL Corporation’s website is located at www.pplweb.com. The information on PPL Corporation’s website is not part of this prospectus supplement. In this prospectus supplement, “we”, “us” and “our” refer to PPL Electric; and “underwriters” refers to the firms listed on the cover of this prospectus supplement.

RECENT DEVELOPMENTS

Strategic Initiative; PLR Obligation

As described in the accompanying prospectus, PPL Electric is required, under the Pennsylvania Customer Choice Act (as defined in the accompanying prospectus), to act as a “provider of last resort,” or PLR, and provide electricity to retail customers who do not select an alternate electric energy supplier. As part of a 1998 settlement order by the Pennsylvania Public Utility Commission (“PUC”) in connection with the restructuring plan we filed under the Customer Choice Act, we agreed to provide this electricity at predetermined capped rates through 2009. As part of a strategic initiative in 2001, which was designed, among other things, to substantially reduce our exposure to volatility in energy prices through 2009, we entered into a generation supply agreement with PPL EnergyPlus, LLC. This 2001 generation supply agreement, together with a previously existing supply agreement with PPL EnergyPlus, LLC (together, the “PLR Agreements”), provides us with electricity and capacity in amounts sufficient for us to meet our PLR obligation to deliver electricity at the predetermined capped rates we may charge to our PLR customers. See “PPL Electric—Strategic Initiative” and “—The New POLR Agreement” in the accompanying prospectus. The PLR Agreements were approved by the PUC and accepted for filing by the Federal Energy Regulatory Commission (“FERC”). PPL Energy Supply, LLC has guaranteed the obligations of PPL EnergyPlus, LLC under the PLR Agreements. PPL Corporation owns all of the common stock of PPL Electric. PPL Energy Supply, LLC and PPL EnergyPlus, LLC are indirect wholly-owned subsidiaries of PPL Corporation.

In addition, as part of our 2001 strategic initiative, we adopted a plan of division and certain amendments to our Articles of Incorporation and Bylaws designed to reinforce our legal separateness from PPL Corporation and its other affiliates. In 2001, the plan of division and these amendments were approved at a special meeting of our shareholders and became effective. See “PPL Electric—Strategic Initiative” in the accompanying prospectus.

Distribution Rate Case

Pursuant to the 1998 PUC settlement order in connection with our restructuring plan under the Customer Choice Act, we agreed to a cap on our average electricity transmission and distribution rates totaling 1.74 cents per kWh through December 31, 2004. We currently plan to file a request with the PUC in 2004 to increase our electricity distribution rates upon the expiration of the rate cap. We have not determined the size of any rate increase request at this time. We expect that any request for an electricity distribution rate increase would be subject to extensive review by the PUC, and we cannot predict whether or the extent to which any such rate increase will be granted by the PUC.

Recent Ratings Information

In April and May 2003, Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), and Fitch Ratings (“Fitch”) each affirmed their outstanding ratings on our senior secured bonds and first mortgage bonds at “A-.” In May 2003, Moody’s Investor Services, Inc. (“Moody’s”) downgraded the ratings on our senior secured bonds and first mortgage bonds to “Baa1” from “A3.” Management does not expect the action by Moody’s to limit our ability to raise new long-term debt, but such a downgrade could increase the cost to us of any new long-term debt.

The ratings of S&P, Fitch and Moody’s are not a recommendation to buy, sell or hold any of our securities. Such ratings may be subject to revisions or withdrawal by these agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to our securities.

Amendments to 1945 Mortgage

The 1945 Mortgage (as described in the accompanying prospectus) was amended, as of January 1, 2002, to delete the provisions described in the accompanying prospectus under “Description of the 1945 Bonds—Issuance of Additional Bonds under the 1945 Mortgage” that required a net earnings test or net earnings certificate as a condition precedent to the issuance or authentication of 1945 Mortgage Bonds, and to delete the dividend covenant described in the accompanying prospectus under “Description of the 1945 Mortgage Bonds—Dividend Covenant.” (See 1945 Mortgage, Articles V, VI, and VI, Sec. 39, and the Sixty-ninth Supplemental Indenture, Secs. 3 and 6.)

USE OF PROCEEDS

We will use the net proceeds from the sale of the Offered Bonds for general corporate purposes, including the future refunding of higher-cost securities.

SUMMARY FINANCIAL INFORMATION

Set forth below is certain summary unaudited consolidated financial information for the three months ended March 31, 2003 and 2002 and audited consolidated financial information for the years ended December 31, 2002 and 2001. This financial information has been derived from the consolidated financial statements of PPL Electric, which are incorporated herein by reference. The following material should be read in conjunction with the consolidated financial statements of PPL Electric and related notes, which are incorporated by reference herein.

	3 Months Ended March 31,				Year Ended December 31,
	2003		2002		2002	2001
	(in millions of dollars, except ratios)
Operating Revenues	$753		$697		$2,748	$2,694
Operating Income	99		89		275	419
Income Before Dividends and Distributions on Preferred Securities	30		26		55	145
Dividends and Distributions—Preferred Securities	1		6		16	26
Net Income	29		20		39	119
Ratios of Earnings to Fixed Charges(1)	1.3	(2)	1.6	(2)	1.2	1.7

(1)	The ratios for the years 2000 and 1999 were 2.5 and 3.2, respectively. The ratios are computed using earnings and fixed charges of PPL Electric and its subsidiaries. Earnings consist of net income (excluding extraordinary items and the cumulative effect of a change in accounting principle); plus preferred security dividend requirements; income taxes; amortization of capitalized interest on capitalized leases; and fixed charges (excluding capitalized interest, capitalized interest on capital lease obligations and preferred security distributions of subsidiaries on a pre-tax basis). Fixed charges consist of interest on short- and long-term debt; other interest charges; amortization of debt discount, expense and premium; interest on capital lease obligations; the estimated interest component of operating rentals; and preferred security distributions of subsidiaries on a pre-tax basis. In addition, due to our corporate realignment on July 1, 2000, in which PPL Electric transferred its electric generation and related assets to PPL Corporation and its subsidiaries and affiliates, data in 2000 and subsequent years are not comparable to prior years.

(2)	Calculated for the twelve months ended March 31, 2002 and 2003.

CAPITALIZATION

The following table sets forth PPL Electric’s historical unaudited consolidated capitalization as of March 31, 2003:

•	on an actual basis;

•	on an as adjusted basis to give effect to (a) the estimated net proceeds of $99 million from the sale by us of the Offered Bonds in this offering; (b) the deposit of approximately $47 million in cash with the 1945 Mortgage Trustee to release certain transmission property as described under “Description of the Offered Bonds—Security; Release and Discharge of Lien” and the application of such cash to retire approximately $46 million aggregate principal amount of our first mortgage bonds 7 7/8% Series due 2023, at par plus accrued interest in April 2003; and (c) the sinking fund redemption of our 6.15% Series Preferred Stock in April 2003.

This table should be read in conjunction with our consolidated financial statements, the notes related thereto and the other financial and operating data incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of March 31, 2003
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$213	$255

Short-term debt	$136	$136	(1)

Long-term debt (including current portion), excluding transition bonds(2)	$1,480	$1,534
Transition bonds (including current portion)	1,608	1,608
Preferred stock, including sinking fund obligations	82	72
Common equity	1,249	1,249

Total	$4,419	$4,463

(1)	As of May 20, 2003, the short-term debt balance was $0.
(2)	In 1999, PPL Transition Bond Company, LLC, which is a wholly-owned subsidiary of PPL Electric, completed an offering of $2.4 billion of transition bonds, of which $1.608 billion were outstanding at March 31, 2003. These transition bonds were used to securitize a portion of recoveries associated with PPL Electric’s stranded costs. This debt is non-recourse to PPL Electric.

DESCRIPTION OF THE OFFERED BONDS

The following description of the particular terms of the Offered Bonds supplements, and to the extent inconsistent, replaces the description of the general terms and provisions of the Debt Securities set forth under “Description of the Debt Securities” in the accompanying prospectus, to which general description reference is made. Capitalized terms used but not defined herein shall have the meanings given to them in the accompanying prospectus, the Offered Bonds or the Indenture, as the case may be.

General

The Offered Bonds will be issued as one series of Debt Securities under our Indenture, which is more fully described in the accompanying prospectus. The Offered Bonds will be issued upon the basis of an equal principal amount of first mortgage bonds issued under the 1945 Mortgage, and delivered to the Trustee under the Indenture. At March 31, 2003, we could have issued approximately $530 million of first mortgage bonds against the retirement or cancellation of previously outstanding first mortgage bonds under our 1945 Mortgage.

The Offered Bonds will be issued in fully registered form only, without coupons. The Offered Bonds will be initially represented by one or more fully registered global securities (the “Global Securities”) deposited with or on behalf of The Depository Trust Company (“DTC”), as depositary, and registered in the name of DTC or DTC’s nominee. A beneficial interest in a Global Security will be shown on, and transfers or exchanges thereof will be effected only through, records maintained by DTC and its participants, as described below under “—Book-Entry Only Issuance—The Depository Trust Company.” The authorized denominations of the Offered Bonds will be $1,000 and any larger amount that is an integral multiple of $1,000. Except in limited circumstances described below, the Offered Bonds will not be exchangeable for Offered Bonds in definitive certificated form.

Maturity; Interest

The Offered Bonds will mature on June 1, 2013, and will bear interest from the date of issuance at a rate of 4.30% per annum until the principal amount thereof is paid or made available for payment. Interest on the Offered Bonds will be payable on each June 1 and December 1, commencing December 1, 2003 (each such date, an “Interest Payment Date”), and at maturity. The regular record dates with respect to any Interest Payment Date will be the May 15 or November 15, as the case may be, immediately preceding such Interest Payment Date (whether or not any such regular record date is also a Business Day).

Interest on the Offered Bonds will be computed on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date, redemption date or the maturity falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date, redemption date or maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

“Business Day” with respect to any Offered Bond means any day, other than Saturday or Sunday, which is not a day on which banking institutions or trust companies in The City of New York, New York or other city in which a paying agent for such Offered Bond is located, are authorized or required by law, regulation or executive order to remain closed.

Redemption

The Offered Bonds of each series will be redeemable at our election, in whole at any time or in part from time to time, at a redemption price equal to the greater of:

(a)  100% of the principal amount of the Offered Bonds to be so redeemed; or

(b)  as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Offered Bonds to be so redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 15 basis points, plus accrued and unpaid interest to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(a)  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(b)  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term to the stated maturity date of the Offered Bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Offered Bonds (the “Remaining Life”).

“Comparable Treasury Price” means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means:

(a)  each of Banc One Capital Markets, Inc., Barclays Capital Inc., Morgan Stanley & Co. Incorporated and Wachovia Securities, Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York, New York (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and

(b)  any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

Additional information concerning redemption is contained under “Description of the Debt Securities—Redemption” in the accompanying prospectus.

The Offered Bonds will not be subject to a sinking fund or other mandatory redemption provisions, and will not be repayable at the option of the Holder prior to the stated maturity date.

Security; Release and Discharge of Lien

Except as described herein and in the accompanying prospectus, all Indenture Securities, including the Offered Bonds, will be initially secured, equally and ratably, by:

•	an equal principal amount of first mortgage bonds issued under the 1945 Mortgage, and delivered to the Trustee under the Indenture, and other Class A Bonds as described in the accompanying prospectus; subject to certain exceptions, the 1945 Mortgage constitutes a first mortgage lien on substantially all of our electric transmission and distribution properties; and

•	the lien of the Indenture on substantially all of our tangible electric transmission and distribution property located in Pennsylvania, which lien is junior to the lien of the 1945 Mortgage.

Each of the Indenture and the 1945 Mortgage creates a lien on substantially all tangible properties of PPL Electric in Pennsylvania used in the transmission and distribution of electric energy, other than property duly released from the liens thereof in accordance with the provisions of the Indenture and the 1945 Mortgage, as the case may be, and certain other excepted property, and subject to certain permitted liens and excepted encumbrances, in each case as described in the accompanying prospectus.

We may obtain the release of property from the liens of the Indenture and the 1945 Mortgage from time to time in connection with the sale or other disposition of such property, or in certain circumstances, without any such disposition, upon the bases provided for such release in the Indenture and the 1945 Mortgage. See “Description of the Debt Securities—Security—Release of Property” and “Description of the 1945 Mortgage Bonds—Security” and “—Release Provisions” in the accompanying prospectus.

Recent federal regulatory initiatives, if adopted, may encourage independent ownership of transmission assets and provide economic incentives for divestiture of transmission assets. While we cannot predict whether such proposals will be adopted, and while we have no current intention of selling our transmission properties, we believe that it is prudent to take steps to release transmission property from the liens of our mortgage indentures so that we can act expeditiously in the event that attractive sale opportunities arise. As a result, we may release certain portions of our transmission properties from such liens from time to time upon the deposit of cash, the certification of property additions or retired bonds, or other permitted bases as provided in the Indenture and the 1945 Mortgage. In March 2003, we applied for the release of certain transmission lines and other equipment having a fair value of approximately $47 million upon the basis of approximately $47 million of cash to be deposited with the trustee under the 1945 Mortgage. Such cash deposits were used to retire outstanding first mortgage bonds on April 30, 2003. In addition, in April 2003, we applied for the release of transmission property having a fair value of approximately $35 million upon the basis of property additions.

At any time after all Class A Mortgages, including the 1945 Mortgage, have been satisfied and discharged, the lien of the Indenture may be released and discharged, without the consent of the holders of the Offered Bonds, if we deliver to the Trustee Rating Agency Confirmations from each applicable Rating Agency, to the effect that such release will not result in the reduction or withdrawal of the ratings on the Offered Bonds below the lower of (x) such Rating Agency’s rating then in effect, and (y) such Rating Agency’s Threshold

Rating. Upon any such release, the Offered Bonds will cease to be secured and will become our unsecured general obligations. At such time, we will be subject to certain restrictions on our ability to issue secured debt.

See “Description of the Debt Securities—Security—Discharge of Lien; Release Date” and “—Limitation on Secured Debt” in the accompanying prospectus.

Book-Entry Only Issuance—The Depository Trust Company

DTC will act as securities depositary for the Offered Bonds. The Offered Bonds will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global certificates for each series of Offered Bonds, representing the aggregate principal amount of such series of Offered Bonds, will be issued and deposited with DTC.

The following is based upon information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transaction, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. “Direct Participants” in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of Offered Bonds within the DTC system must be made by or through Direct Participants, which will receive a credit for the Offered Bonds on DTC’s records. The ownership interest of each actual purchaser of each Offered Bond (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the Offered Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Offered Bonds, except in the event that use of the book-entry system for the Offered Bonds is discontinued, as discussed below.

To facilitate subsequent transfers, all Offered Bonds deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Offered Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Bonds; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Offered Bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

The delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to Cede & Co., as registered Holder of the Offered Bonds. If less than all of the Offered Bonds are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to Offered Bonds. Under its usual procedures, DTC will mail an omnibus proxy to PPL Electric as soon as possible after the record date. The omnibus proxy will assign Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Offered Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the Offered Bonds will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participants and not of DTC or PPL Electric, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC will be the responsibility of PPL Electric, disbursement of payments to Direct Participants will be the responsibility of DTC, and further disbursement of payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

DTC may discontinue providing its services as securities depositary for the Offered Bonds at any time by giving notice to us. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates for the Offered Bonds will be delivered to the Beneficial Owners. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, certificates for the Offered Bonds will be delivered.

The information in this section concerning DTC and DTC’s book-entry system and procedures has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof. Neither we, the Trustee nor the underwriters will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Offered Bonds or for maintaining, supervising or reviewing any records relating thereto.

Except as provided herein, a Beneficial Owner of an interest in a global Offered Bond certificate may not receive physical delivery of the Offered Bonds. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Offered Bonds.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the respective principal amounts of Offered Bonds set forth opposite their respective names below:

Underwriters	Principal Amount of Offered Bonds
Banc One Capital Markets, Inc.	$55,000,000
Barclays Capital Inc.	30,000,000
Morgan Stanley & Co. Incorporated	7,500,000
Wachovia Securities, Inc.	7,500,000

Total	$100,000,000

The underwriting agreement provides that the obligation of the several underwriters to pay for and accept delivery of the Offered Bonds is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for the Offered Bonds if any are taken.

The underwriters of the Offered Bonds propose to offer the Offered Bonds directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in excess of 0.40% of the principal amount of the Offered Bonds. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering of the Offered Bonds, the offering price and other selling terms may from time to time be varied.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

PPL Electric’s expenses in connection with the offering of the Offered Bonds, net of the underwriting discount, are currently estimated to be $150,000.

We do not intend to apply for listing of the Offered Bonds on a national securities exchange, but have been advised by the underwriters that they presently intend to make a market in the Offered Bonds as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Offered Bonds and any such market making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Bonds.

In order to facilitate the offering of the Offered Bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Bonds. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Offered Bonds for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Bonds, the underwriters may bid for, and purchase, the Offered Bonds in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Offered Bonds in the offering, if the syndicate repurchases previously distributed Offered Bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Bonds above independent market levels. The underwriters are not required to engage in these activities and may end these activities at any time.

In the ordinary course of their business, certain of the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with us and certain of our affiliates.

VALIDITY OF THE OFFERED BONDS AND THE 1945 MORTGAGE BONDS

Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation, and Dewey Ballantine LLP, New York, New York, counsel to PPL Electric, will pass upon the validity of the Offered Bonds and the 1945 Mortgage Bonds for PPL Electric. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Offered Bonds and the 1945 Mortgage Bonds for the underwriters. However, all matters pertaining to the organization of PPL Electric and PPL Electric’s title to its property and the liens of the Indenture and the 1945 Mortgage upon PPL Electric’s properties will be passed upon only by Mr. Salus. As to matters involving the law of the Commonwealth of Pennsylvania, Dewey Ballantine LLP and Sullivan & Cromwell LLP will rely on the opinion of Mr. Salus. As to matters involving the law of the State of New York, Mr. Salus will rely on the opinion of Dewey Ballantine LLP.

PPL Electric Utilities Corporation

$100,000,000

4.30% Senior Secured Bonds Due 2013

PROSPECTUS SUPPLEMENT

Banc One Capital Markets, Inc.

Barclays Capital

Morgan Stanley

Wachovia Securities

May 20, 2003